UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 10, 2021

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 10, 2021, Yandex N.V. (the “Company”) gave notice of a Meeting of Holders of Class A Ordinary Shares of the Company (the “Class A Meeting”) and the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”), each to be held on June 28, 2021.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Notice, Agenda and Explanatory Notes of the Class A Meeting.

Furnished as Exhibit 99.2 to this Report on Form 6-K is the Notice, Agenda and Explanatory Notes of the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: June 10, 2021	By:	/s/ Tigran Khudaverdyan
Tigran Khudaverdyan
Deputy Chief Executive Officer

INDEX TO EXHIBITS

Number	Description

99.1	Notice, Agenda and Explanatory Notes of a Meeting of Holders of Class A Ordinary Shares of Yandex N.V. dated June 10, 2021.
99.2	Notice, Agenda and Explanatory Notes of the Annual General Meeting of Shareholders of Yandex N.V. dated June 10, 2021.